BB 2/19

03001386

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

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SEC FILE NUMBER
8-49158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 06 2003 WASH. D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

National Equity Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

840 U.S. Highway One, Suite 100
(No. and Street)

North Palm Beach, FL 33408
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barkley Wyckoff 561-691-4008
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michaelson & Co., P.A.
(Name — *if individual, state last, first, middle name*)

1655 Palm Beach Lakes Blvd., Suite 710, West Palm Beach, FL 33401
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barkley Wyckoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Equity Advisors, Inc., as of December 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Susan B. Wyckoff
Commission # DD 053054
Expires Oct. 8, 2005
Bonded Thru
Atlantic Bonding Co.

Susan B. Wyckoff
Commission # DD 053054
Expires Oct. 8, 2005
Bonded Thru
Atlantic Bonding Co, Inc.

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL EQUITY ADVISORS, INC.

EXAMINATION OF FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2002

TABLE OF CONTENTS

MICHAELSON & CO., P.A.
Certified Public Accountants and Consultants

Independent Auditors' Report

To The Board of Directors and Stockholder of
National Equity Advisors, Inc.

We have audited the accompanying statement of financial condition of National Equity Advisors, Inc. (a Florida corporation) as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Equity Advisors, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 17, 2003 Michaelson & Co., P.A

The Forum - Suite 710 • 1655 Palm Beach Lakes Boulevard • West Palm Beach, Florida 33401 • (561) 683-6800 • (800) 905-7206
Fax: (561) 471-1443 **E-mail:** info@michaelsoncpa.com **Internet:** http://www.michaelsoncpa.com

Member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants

NATIONAL EQUITY ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash - Checking	$ 25,097
Money Market - Fidelity Investments	173,530
Accounts Receivable	9,118
TOTAL ASSETS	$ 207,745
STOCKHOLDER'S EQUITY	
Common Stock, No Par Value, 100 Shares Authorized, 1 Share Issued and Outstanding	10,000
Paid-in Capital	5,000
Retained Earnings	192,745
TOTAL STOCKHOLDER'S EQUITY	207,745
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 207,745

See Independent Auditors' Report and Accompanying Notes

NATIONAL EQUITY ADVISORS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

INCOME	
Fee Income	$ -
Commission Income	221,009
TOTAL INCOME	221,009
OPERATING EXPENSES	
Filing Fees & Licenses	2,244
Insurance	1,069
Miscellaneous	321
Payroll Taxes	1,010
Professional Services	4,056
Salaries - Officers	10,000
TOTAL OPERATING EXPENSES	18,700
Income from Operations	202,309
OTHER INCOME	
Interest Income	204
Dividend Income	1,715
Miscellaneous Income	197
NET INCOME	$ 204,425

See Independent Auditors' Report and Accompanying Notes

NATIONAL EQUITY ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2001	1	10,000	5,000	73,319	88,319
Net Income for 2002	-	-	-	204,425	204,425
Shareholder Distributions	-	-	-	(85,000)	(85,000)
Balance at December 31, 2002	1	$ 10,000	$ 5,000	$ 192,745	$ 207,745

See Independent Auditors' Report and Accompanying Notes

NATIONAL EQUITY ADVISORS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
NET INCOME	$ 204,425
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in Assets & Liabilities:	
(Increase) in Accounts Receivable	(6,771)
Net Cash Provided By Operating Activities	197,654
Cash Flows from Financing Activities:	
Capital (Distribution) to Shareholder	(85,000)
Net Cash (Used By) Financing Activities:	(85,000)
Net Increase in Cash and Cash Equivalents	112,654
Cash and Cash Equivalents, Beginning of Year	85,973
Cash and Cash Equivalents, End of Year	$ 198,627

See Independent Auditors' Report and Accompanying Notes

NATIONAL EQUITY ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002
(See Independent Auditors' Report)

NOTE (1) NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

National Equity Advisors, Inc. was incorporated in the State of Florida on August 18, 1999 for the purpose of conducting business as a broker/dealer in securities. Pursuant to the filing of an amendment of its Form BD, and effective October 1, 1999, National Equity Advisors, Inc. succeeded to the broker/dealer registration formerly held by National Advisory Service, Inc. The CRD number did not change. There was no change in the principals. This change is known as a "successor filing by amendment."

Revenues for National Equity Advisors, Inc. consist of commission income based on the sale of investments to individual clients. On August 18, 1999, the Corporation elected to operate as a small business corporation; therefore, no provision for income taxes is required.

The Company operates under the provision of paragraph (K) (2) (i) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The statement of income is presented for the twelve-month period ended December 31, 2002.

Cash on the statement of cash flows consists of bank and money market accounts.

The Company's accounts receivable consist of commissions due from the sale of investments to individual clients. Since all receivables were collected in early January 2003, no allowance for doubtful accounts was recorded at December 31, 2002.

NOTE (2) NET CAPITAL REQUIREMENTS

National Equity Advisors, Inc. is subject to the net capital requirements of the Securities and Exchange Commission. The Corporation's net capital calculation at December 31, 2002, consists of the following:

Total Aggregate Indebtedness	$ 0
Net Capital (As Defined)	$ 207,745
Ratio of Aggregate Indebtedness to Net Capital	0.00 to 1

NATIONAL EQUITY ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002
(See Independent Auditors' Report)

NOTE (3) COMMITMENTS & CONTINGENCIES

There are no claims or legal proceedings against National Equity Advisors, Inc. Accordingly, management has made no estimation of possible losses or ranges of loss.

NOTE (4) RELATED PARTY TRANSACTIONS

The Company is currently utilizing office space owned by the sole shareholder. The sole shareholder does not charge the company rent for the office space.

Both National Equity Advisors, Inc. and its predecessor, National Advisory Service, Inc. are wholly-owned by the same shareholder.

NATIONAL EQUITY ADVISORS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002
SCHEDULE I

AGGREGATE INDEBTEDNESS	$ -
Minimum Required Net Capital	$ 5,000
NET CAPITAL	
Stockholders' Equity	$ 207,745
Deductions:	
Furniture & Equipment	-
Net Capital	207,745
Minimum Required Net Capital	5,000
Capital in Excess of Minimum Requirement	$ 202,745
Ratio of Aggregate Indebtedness to Net Capital	0.00 to 1

See Independent Auditors' Report

NATIONAL EQUITY ADVISORS, INC.
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE REGISTRANT AS
FILED IN PART IIA OF FORM X-17a-5
DECEMBER 31, 2002
SCHEDULE II

AGGREGATE INDEBTEDNESS

Aggregate Indebtness as Reported by Registrant in Part IIA of Form X-17a-5 for 2002	$ -
Reconciling Items Net Audit Adjustments	-
Aggregate Indebtedness as Computed on Schedule I	$ -

NET CAPITAL

Net Capital as Reported by the Registrant in Part IIA of Form X-17A-5 for 2002	$ 207,745
Reconciling Items Net Audit Adjustment	-
Net Capital as Computed on Schedule I	$ 207,745

See Independent Auditors' Report

MICHAELSON & CO., P.A.
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To The Board of Directors and Stockholder of
National Equity Advisors, Inc.

In planning and performing our audit of the financial statements of National Equity Advisors, Inc., for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by National Equity Advisors, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11), and the reserve required by Rule 15c3-3 (e); (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as requires by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

The Forum - Suite 710 • 1655 Palm Beach Lakes Boulevard • West Palm Beach, Florida 33401 • (561) 683-6800 • (800) 905-7206
Fax: (561) 471-1443 E-mail: info@michaelsoncpa.com Internet: http://www.michaelsoncpa.com

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposed. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

January 17, 2003